UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MASERATI: TRANSFER OF OWNERSHIP FROM FERRARI TO FIAT

SIGNATURES

MASERATI: TRANSFER OF OWNERSHIP FROM FERRARI TO FIAT

Fiat announces that the ownership of Maserati, currently wholly owned by Ferrari, will be transferred as soon as practicable to Fiat.

The move forsees that Alfa Romeo and Maserati will co-operate closely technically and commercially - particularly in important international markets.

Maserati will, however, continue its co-operation with Ferrari - especially in industrial, technical, engine and sales network terms - which has helped re-vitalise the marque.

“This is a significant step forward for both Maserati and Alfa Romeo. The synergies between the two marques will bring benefits to both and will allow us to strengthen our portfolio offering in the sports car market” said Luca Cordero di Montezemolo, Chairman of Fiat and of Ferrari. “Maserati is now at a significant point in its development. In 2004 it achieved substantial sales growth to 4,600 cars and received tremendously positive international acclaim of its Quattroporte model.”

“This move is essential to the future development of Alfa Romeo” said Sergio Marchionne, CEO of Fiat. “We believe that as part of the re-launch of Fiat Auto, we need to devote great attention to the distinctiveness of our brands. The technical and commercial collaboration between Maserati and Alfa Romeo will give the latter the necessary impetus to re-establish itself as a leading contender in its segment and to expand its presence in international markets, as has occurred for Maserati.”

Turin, February 16, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney